

Mail Stop 3720

January 13, 2016

Christopher W. Shean
Chief Financial Officer and Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

      Re: Liberty Media Corporation
             Registration Statement on Form S-4
             Filed December 22, 2015
             File No. 333-208699

Dear Mr. Shean:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers, page 1

1.   Consider adding a Q&A highlighting the most significant changes in the rights of shareholders, and how their relationship to Liberty Media Corp will change, as a result of the recapitalization. For example, there may be confusion on the part of some shareholders that they no longer hold a direct interest in Liberty Media. We note also that the board has the ability to pay a dividend to a single tracking stock and is planning to conduct a rights offering only with holders of Liberty Braves shares

Q: Are there any other material conditions to the reclassification?, page 4

2.   Please clarify why there are restrictions on the ownership of Liberty Braves common stock when ownership of the tracking stock does not entail any ownership interest in

assets of the Atlanta Braves. Clarify whether there are any current restrictions on the ownership of Liberty Media common stock mandated by Major League Baseball.

The Special Meeting, page 47

3.   In light of John Malone's possession of 47.7% of the voting power and the fact that Series A and Series B together will have a separate vote, please disclose the extent to which he will be able to control the outcome of the overall vote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at 202-551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Richard N. Baer, Esq.
Renee L. Wilm, Esq.
Katherine C. Jewell, Esq.